Exhibit 99.1

ERMENEGILDO ZEGNA GROUP TO REPORT 2023 FULL YEAR FINANCIAL RESULTS, APRIL 5, 2024

March 20, 2024 – MILAN—Ermenegildo Zegna N.V. (NYSE: ZGN) (the “Company”, and together with its consolidated subsidiaries, the “Ermenegildo Zegna Group” or the “Group”) today announced that it will report its 2023 Full Year Financial Results on Friday, April 5, 2024, at approximately 6:30 a.m. ET (12:30 p.m. CET). On the same day, at 8:00 a.m. ET (2:00 p.m. CET), the Company will host a webcast and conference call.

Management will refer to a slide presentation during the call, which will be made available on the day of the call. To view the presentation, please visit the “Events & Presentations” tab on the Investor Relations section of the Company’s website. A live webcast of the conference call will also be available on the Company’s website at ir.zegnagroup.com.

To participate in the call, please dial:

Italy: +39 06 9450 1060
United Kingdom: +44 20 3936 2999
United States: +1 646 787 9445

Access Code: 807709

Webcast link: https://events.q4inc.com/attendee/395424012

An online archive of the broadcast will be available on the website shortly after the live call and will be available for twelve months.

***

About Ermenegildo Zegna Group

Founded in 1910 in Trivero, Italy, the Ermenegildo Zegna Group (NYSE: ZGN) is a leading global luxury group. The Group is the owner of the world-renowned ZEGNA and Thom Browne brands, and operates TOM FORD FASHION through an exclusive long-term license agreement with The Estée Lauder Companies Inc. The Group also manufactures and distributes the highest quality fabrics and textiles through its Luxury Textile Laboratory Platform. At the Group’s core is a uniquely vertically integrated supply chain that brings together the best of Italian fine craftsmanship. Responsibility towards people, community and the natural world has been at the heart of the Ermenegildo Zegna Group’s belief since its founding. At the end of 2023, Ermenegildo Zegna Group had more than 7,000 employees and revenues of €1.9 billion in 2023.

***

Contacts

External Relations, Investor Relations / Corporate Media
Paola Durante / Clementina Tito
ir@zegna.com / corporatepress@zegna.com

1